Wagner R. Dias da Silva Attorney At Law Writer direct (405) 552-2374 Fax (405) 228-7374 wagner.diasdasilva@mcafeetaft.com

April 25, 2012

VIA EDGAR

Securities and Exchange Commission
Attention: Mr. Sonny Oh
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	American Fidelity Dual Strategy Fund 485APOS, File Nos. 333-59185; 811-08873

Dear Mr. Oh:

On behalf of American Fidelity Dual Strategy Fund, Inc. (the “Fund”), we are responding to your telephonic follow up comments today to our responses to your telephonic comments on April 18, 2012 with respect to the Fund’s post-effective amendment no. 23 to its registration statement on Form N-1A filed with the Securities and Exchange Commission (“SEC”) on March 12, 2012 pursuant to Rule 485(a) under the Securities Act of 1933. We plan to file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the Securities Act of 1933 on or before May 1, 2012, which post-effective amendment will become effective on May 1, 2012 and will reflect the changes made in response to your comments, as described in our letter filed as correspondence with the SEC on April 20, 2012 and herein.

Response to Comments

With respect to your additional comments, we note the following:

1.     The following phrase has been added to the facing sheet:

“Title of securities being registered: Shares of Equity Interest.”

2.     We confirm that investing in ADRs is not a principal investment strategy of the Fund.

Request for Acceleration

We hereby request that the effective date for the Fund’s post-effective amendment no. 23 to its registration statement on Form N-1A, filed with the SEC on March 12, 2012 pursuant to Rule 485(a) under the Securities Act of 1933, be accelerated so that it will become effective on Tuesday, May 1, 2012.

In connection with this response letter, we acknowledge that (1) the Fund is responsible for the adequacy and accuracy of the disclosures in its registration statement, (2) staff comments or changes in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking action with respect to the Fund’s filing, and (3) the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Furthermore, in connection with the request for acceleration with respect to the above referenced filing, we further acknowledge that: (1) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (2) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Fund may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me or Jennifer Wheeler at 405.552.2273 should you need additional information.

Very truly yours,
/s/ Wagner R. Dias da Silva Wagner R. Dias da Silva